Exhibit 99.2
SPHERE 3D CORP.

MANAGEMENT INFORMATION CIRCULAR
As at November 18, 2022

General Information
The Board of Directors (the “Board”) of Sphere 3D Corp. (the “Company”) is providing these materials to you in connection with the solicitation by and on behalf of the management of the Company of proxies for use at our annual and special meeting of shareholders (the “Meeting”). The Meeting will be held virtually via live audio webcast online at https://virtual-meetings.tsxtrust.com/1405, on Tuesday, December 20, 2022 at 11:00 a.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”). This management information circular (the “Circular”) summarizes the information that you will need to know to vote in an informed manner.
At the Meeting, the shareholders will be asked to consider and vote on the proposals below:
1.to consider and, if deemed advisable, to pass an ordinary resolution to increase the size of the board of directors, within the minimum and maximum number of directors prescribed under the Articles of the Company, to six directors and to elect six directors who will serve until the next annual shareholder meeting or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) and the constating documents of the Company;
2.to consider and, if deemed advisable, to pass an ordinary resolution appointing MaloneBailey LLP as the Company’s auditor who will serve until the next annual shareholder meeting at a remuneration to be set by the Board; and
3.to consider and, if deemed advisable, to pass an ordinary resolution authorizing the conversion into Company common shares certain outstanding Series H preferred shares (“Series H Preferred Shares”) that were issued or may be issued in connection with the agreements between the Company and Hertford Advisors Ltd. (the “Hertford Transaction Proposal”).
The Board recommends you vote “FOR” each of these proposals.
The Company does not expect a vote to be taken on any other matters at the Meeting or any adjournment or postponement thereof. If, however, any other matters are properly presented at the Meeting or any adjournment or postponement thereof for consideration, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.
Solicitation of Proxies
Solicitations may be made by mail and supplemented by telephone, internet, or other personal contact by the officers, employees or agents of the Company without special compensation. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administration (“CSA”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation materials to the beneficial owners of the common shares of the Company. The cost of any such solicitation will be borne by the Company. The Company will be relying on the notice-and-access delivery procedures, as described below, to distribute copies of proxy-related materials in connection with the Meeting.
The Board has fixed the record date for the Meeting to be the close of business on November 8, 2022 (the “Record Date”). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date. On the Record Date, 68,607,075 common shares were outstanding.

Notice and Access
“Notice-and-Access Provisions” means provisions concerning the delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the CSA, in the case of registered shareholders, and section 2.7.1 of NI 54-101, in the case of Non-Registered Shareholders (as defined below), which would allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.
The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. Instead of receiving paper copies, the Company will deliver proxy-related materials by posting this Circular (and if applicable, other materials) electronically on a website. The Company sent a notice to shareholders, including Non-Registered Shareholders, indicating that the proxy-related materials have been posted and explaining how a shareholder can access them or obtain from the Company a paper copy of those materials. This Circular has been posted in full at https://docs.tsxtrust.com/2040 and under the Company’s SEDAR and EDGAR profile at www.sedar.com and www.sec.gov, respectively.
The Notice of Meeting has been delivered to shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered shareholders or a voting instruction form in the case of Non-Registered Shareholders). The Company will send proxy-related materials directly to non-objecting Non-Registered Shareholders, through the services of its registrar and transfer agent, TSX Trust Company. The Company intends to pay for the Intermediary (as defined below) to deliver to objecting Non-Registered Shareholders the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary of NI 54-101.
Any shareholder who wishes to receive a paper copy of this Circular must contact the Company’s transfer agent, TSX Trust Company at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada, Fax: (416) 595-9593, Toll-free: 1-866-600-5869. In order to ensure that a paper copy of this Circular can be delivered to a requesting shareholder in time for such shareholder to review this Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that shareholders ensure their request is received no later than December 9, 2022.
All shareholders may call 1-866-600-5869 (toll-free) in order to obtain additional information regarding the Notice-and-Access Provisions or to obtain a paper copy of this Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.
The Company recommends that its shareholders should carefully review this Circular before voting their shares or instructing a proxy holder to do so.
Quorum and Required Vote
The Company’s by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of outstanding common shares having voting rights at the Meeting. There must be a quorum for business to be conducted at the Meeting. Failure to have the requisite quorum present at the Meeting will necessitate an adjournment or postponement and will subject the Company to additional expense. Once a common share is represented at the Meeting, whether in person or by proxy, it will be counted for the purpose of determining a quorum at the Meeting and any adjournment of the Meeting. However, if a new record date is set for the adjourned Meeting, then a new quorum will have to be established.
The proposals regarding (i) election of the nominated directors, (ii) appointment of the auditors, and (iii) the Hertford Transaction Proposal constitute ordinary resolutions and thereby require the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the Meeting.
Meeting Information
This year, out of an abundance of caution, to proactively deal with the public health impact of COVID-19 outbreak, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.
The Meeting will be held on December 20, 2022 at 11:00 a.m. (Eastern Time) virtually via live audio webcast online at https://virtual-meetings.tsxtrust.com/1405. The password is sphere2022.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “Voting Information”. Non-Registered Holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Voting Information – Voting at the Meeting” below.
When attending the Meeting you should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.
Voting Information
Appointment of Proxies
The persons named in the form of proxy are directors and/or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) to attend and represent such shareholder at the Meeting other than those persons named in the form of proxy. Such right may be exercised by striking out the printed names and inserting such other person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.
If you are a shareholder of record, you may vote in one of three ways:
•attend the Meeting and vote in person (see “Voting at the Meeting” below);
•complete, sign, date and return the enclosed form of proxy; or
•vote via the Internet following the instructions included with your form of proxy and outlined below.
If you are a shareholder of record, then you may go to www.voteproxyonline.com to vote your shares via the Internet. The votes represented by this proxy will be generated on the computer screen and you will be prompted to submit or revise your vote as desired. To vote your shares personally, a shareholder of record must submit the form of proxy, appointing themselves as proxyholder by the proxy deadline. However, even if a registered shareholder plans to attend the Meeting, we recommend voting your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.
To be used at the Meeting, proxies must be received by TSX Trust Company not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the Province of Ontario, Canada) preceding the Meeting or an adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may also be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.
Revocability of Proxies
As a shareholder, once you have submitted your proxy by mail or via the Internet, you may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. You may revoke your proxy in any one of three ways:
•you may grant another proxy marked with a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method); or
•you may notify our Secretary in writing that you wish to revoke your proxy before it is voted at the Meeting of any adjournment or postponement thereof; or
•you may vote in person at the Meeting or any adjournment or postponement thereof.
Voting of Proxies
A representative from our transfer agent, TSX Trust Company, will tabulate the votes. All common shares represented at the Meeting or any adjournment or postponement of the Meeting by properly executed proxies will be voted and where a choice, including the choice to withhold from voting, with respect to any matter to be acted upon has been specified in the form of proxy, the common shares represented by the proxy will be voted in accordance with such specifications on any ballot that may be called for. If no instruction is given, then the proxy will be voted FOR each of the directors and Proposal No. 2 and Proposal No. 3.
The enclosed form of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the Company is not aware of any amendments thereto, or variations thereof, or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Company.
Advice to Non-Registered Shareholders on Voting Their Shares
The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Circular as “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, bank, trust company or other intermediary (an “Intermediary”) then, in almost all cases, those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will generally be registered under the name of the nominee of a clearing agency in which such Intermediary participates or, more rarely, in the name of the Intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.). Common shares of Non-Registered Shareholders can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries and nominees are prohibited from voting common shares held by Non-Registered Shareholders. Therefore, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them and ensure that instructions respecting the Meeting and the voting of their common shares are communicated to the appropriate person.
Applicable securities legislation requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. If you are a Non-Registered Shareholder, in addition to the Notice of Meeting accompanying this Circular, you also received, depending on the Intermediary through which your common shares are held, either a voting instruction form which must be completed and returned in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or a form of proxy which has already been signed or stamped with a facsimile signature of the Intermediary and which is restricted as to the number of Shares beneficially owned by you. Non-Registered Shareholders who receive voting instruction forms, forms of proxy or other voting materials from an Intermediary should complete and return such materials in accordance with the instructions accompanying the materials in order to properly vote their common shares.
Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares not registered in its name, a Non-Registered Shareholder may attend at the Meeting as proxyholder for the registered holder of its common shares and vote such common shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and vote their common shares as proxyholder for the registered holder of their common shares should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them. However, even if a Non-Registered Shareholder plans to attend the Meeting, we recommend voting your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting. See “Voting at the Meeting” below.
Proxy-related materials in connection with the Meeting are being sent and made available to both registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the issuer or its agent has sent proxy-related materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from your Intermediary. By choosing to send these materials to you directly, the issuer (and not the Intermediary) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Voting at the Meeting
The Meeting will be hosted virtually via live audio webcast at:
Link: https://virtual-meetings.tsxtrust.com/1405
Password: sphere2022
You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.
Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:
1. Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
2. Click on “I have a control number”.
3. Enter your 12-digit control number (on your proxy form).
4. Enter the password: sphere2022 (case sensitive).
5. When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.
Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:
1. Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2. Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3. Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4. Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
5. Click on “I have a control number”.
6. Enter the control number provided by tsxtrustproxyvoting@tmx.com
7. Enter the password: sphere2022 (case sensitive).
8. When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.
If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You and your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
If you are a Non-Registered Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
Guests can also listen to the Meeting by following the steps below:
1.Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
2.Click on “I am a Guest”.
3.Guests do not need a control number or password.
If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com. If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting.

You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.
Adjournments or Postponements
Although it is not currently expected, the Meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment or postponement may be made without notice, other than by an announcement made at the Meeting of the time, date and place of the adjourned or postponed Meeting.
Voting Shares and Principal Holders Thereof
The Company is authorized to issue an unlimited number of common shares, of which, as of the Record Date, 68,607,075 common shares were issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each common share held.
The holders of common shares of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held.
To the knowledge of the directors and officers of the Company, as of the Record Date, no persons beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares.
Separate Copy of Annual Report or Proxy Materials
If you share an address with another shareholder, each shareholder may not receive a separate copy of our proxy materials. Shareholders who do not receive a separate copy of our proxy materials and who want to receive a separate copy may request to receive a separate copy of our proxy materials by contacting the Company’s transfer agent, TSX Trust Company at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada, Fax: (416) 595-9593 or by calling 1-866-600-5869 (toll-free). We undertake to deliver promptly a copy of the proxy materials, upon the receipt of such request. Shareholders who share an address and receive multiple copies of our proxy materials may also request to receive a single copy by following the instructions above.
Shareholder Proposals for the Next Annual Meeting
Pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, to be considered for inclusion in the Company’s proxy materials for the next annual meeting of shareholders, your proposal must be submitted in writing by no later than July 21, 2023 at 5:00 p.m. (Eastern Time) to the attention of the Corporate Secretary of the Company at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3, Canada. On June 27, 2017, the shareholders of the Company adopted the advance notice by-law No. 2 (“By-law No. 2”), which establishes the conditions and framework for nominating directors to the Board. By-law No. 2 sets forth the deadline by which shareholders must submit director nominations to the Company and the information to be provided and other procedures to be followed in respect of such nomination. You are therefore advised to review the Company’s by-laws, which qualify the information set out in this paragraph in its entirety.
Currency
Unless otherwise stated in this Circular, references to financial figures and “$” are to United States dollars.
PARTICULARS OF MATTERS TO BE ACTED UPON
To the knowledge of the Company’s directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to:
1. the election of directors;
2. the appointment of auditors;
3. the Hertford Transaction Proposal; and
4. the receipt of the financial statements and auditors’ report thereon.
The proposals numbered 1 through 3 above will each require the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the Meeting. Item number 4 above requires no vote.
The Company’s by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of issued shares having voting rights at the Meeting.

Presentation of the Audited Annual Financial Statements
Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2021, including the Auditors’ Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements, including the Auditors’ Report thereon, have been mailed to shareholders who requested them.

Proposal No. 1 - Election of Directors
The Articles provide that the Company will have a minimum of one and a maximum of 10 directors, and permit the directors to appoint one or more additional directors provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of directors. As an offering company, the Company must appoint a minimum of three directors. The Board has fixed the number of directors to be elected to be set at six members. It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and the constating documents of the Company, unless his or her office is earlier vacated. It is the intention of the management designees, if named as proxy, to vote FOR the expansion of the Board from five to six members and the election of said persons to the Board whose names are set out below. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of directors.
The names of persons proposed to be nominated by management for election as a director; their age, all positions and offices with the Company held by them; their principal occupation for the last five years; the periods during which they have served as a director; and the number of shares beneficially owned or controlled, directly or indirectly, by them or over which control or direction is exercised, as of the Record Date and other information about them is set forth below.

Name, Position, Province/State, and Country of Residence	Age	Director Since	Principal Occupation	Number of Common Shares (1)	Beneficial Ownership (2)

David Danziger(3)	66	—	Partner and Senior Vice President of	—	n/a
Director Ontario, Canada			Assurance at MNP LLP
Timothy Hanley(4)	66	May 31, 2022	Acting Keyes Dean, Business,	—	n/a
Director Florida, USA			College, Marquette University
Susan S. Harnett	66	November 11, 2022	FinTech Innovation Lab Advisor	—	n/a
Director Colorado, USA			Corporate Director
Vivekanand Mahadevan (4)	69	December 1, 2014	Chief Executive Officer, Buurst, Inc.	28,185	*
Director Texas, USA
Duncan J. McEwan (4)	68	May 10, 2017	Corporate Director	28,596	*
Chairman and Director Ontario, Canada
Patricia Trompeter	55	April 21, 2021	Chief Executive Officer	191,922	*
Chief Executive Officer Connecticut, USA			Sphere 3D Corp.
_______
* Less than 1%
(1)The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)Based on 68,607,075 shares outstanding as of the Record Date.
(3)Mr. Danziger is a nominee to the Board pursuant to the Agreement with Shareholder, dated November 7, 2022, by and among the Company, Hertford and certain other parties identified therein. Upon election, Mr. Danziger will be appointed to the Audit Committee.
(4)Member of Audit Committee, Compensation Committee, Nominating and Governance Committee, and independent director. See “Corporate Governance - Board of Directors”.

David Danziger is a proposed nominee to the Board. Mr. Danziger has served as a Partner and Senior Vice President of Assurance at MNP LLP, a chartered professional accounting and business advisory firm, since 2013. Previously, Mr. Danziger was a Senior Partner at MSCM LLP, a full-service audit and accounting firm, from 2008 to 2013. Earlier in his career, Mr. Danziger served for over 20 years as a senior partner of Danziger Hochman Partners LLP, an accounting and audit firm that served private and public companies in Canada and the United States. Mr. Danziger has served on the board of directors of Euro Sun Mining Inc. (TSX: ESM), a development stage mining company since 2010. Previously, Mr. Danziger served on various public board of directors, including Li-Metal Corp. (TSXV: LIM) (formally known as Eurotin Inc. (TSXV: TIN)), a battery metal company, from 2009 to October 2021, The Intertain Group Limited (formerly TSX: ITX), an online gaming holding company, from 2011 to January 2020, Gamesys PLC (LSE: GSY) (formally known as Jackpotjoy PLC (LSE: JPJ)), an online gaming operator, from January 2017 to June 2019, Integrity Gaming Corp. (formerly TSXV: IGAM) (now known as Integrity Gaming ULC), a company which focuses on leasing and financing gaming machines, from 2015 to February 2019, Aumento Capital IX Corp. (formerly TSXV: AUIX.P) (now known as Pluribus Technologies Corp. (TSXV: PLRB)), a technology company, from May 2021 to January 2022, Universal Ibogaine Inc. (TSXV: IBO), a life sciences company, from October 2021 to June 2022, Eddy Smart Home Solutions Ltd. (TSXV: EDY), a home improvement company, from February 2021 to January 2022, Era Resources Inc. (TSXV: ERA), a mineral exploration company, from 2014 to June 2017, Aumento Capital V Corp. (formerly TSXV: AMN.P) (now known as Entourage Health Corp. (TSXV: ENTG)), a cannabis production and distribution company, from 2014 to December 2017, Skylight Health Group Inc. (TSXV: SLHG) (formally known as CB2 Insights Inc. (CSE: CBII)), a healthcare services company, from February 2019 to January 2020, Aumento Capital VI Corp. (formerly TSXV: AUO.P) (now known as CryptoStar Inc. (TSXV: CSTR)), a cryptocurrency mining company, from January 2017 to September 2018, and Aumento Capital VII Corp. (formerly TSXC: AUOC.P) (now known as Emerge Commerce Ltd. (TSXV: ECOM)), an acquirer and operator of e-commerce brands, from February 2018 to May 2020. Mr. Danziger is a Chartered Professional Accountant. Mr. Danziger holds a Bachelor of Commerce degree in Economics and Finance from the University of Toronto.
Timothy Hanley has served as the Acting Keyes Dean for the College of Business at Marquette University since March 2020. From May 2002 to May 2019, Mr. Hanley worked at Deloitte & Touche LLP (“Deloitte”), where he retired as a Senior Partner. During his 17 years at Deloitte, Mr. Hanley led the firm's Global Consumer and Industrial Products practice, which he helped grow to more than $14 billion in annual revenue. While at Deloitte, Mr. Hanley served in multiple leadership roles, including the U.S. Vice Chairman and Process and Industrial Products Leader. Since June 2019, Mr. Hanley has been an advisor to Deloitte helping them build a leadership development program in Asia. Mr. Hanley began his career at Arthur Andersen in 1978 and served as an audit partner for large manufacturers. Mr. Hanley served as a board member of the National Association of Manufacturers and regularly advises privately held companies in the consumer products, retail, and distribution industries. Mr. Hanley is a seasoned global executive with experience consulting with manufacturers regarding digital transformation, organizational strategy development and execution, acquisitions, and market development. Mr. Hanley is a qualified financial expert and has significant experience in the board room and working with audit committees. Mr. Hanley holds a Bachelor of Science degree in Accounting from Marquette University.
Susan S. Harnett has been a senior advisor to digital startups and mentor at New York’s FinTech Innovation Lab since 2015. Ms. Harnett is a founding limited partner in How Women Invest, and a member of the Executive Board of How Women Lead, organizations committed to increasing venture funding to women led companies since November 2022. Ms. Harnett serves as a member of the board of directors of OFG Bancorp. (NYSE: OFG), a financial holding company based in San Juan, Puerto Rico, since June 2019, serving on the Business Risk and Compliance Committee, Chair of the Nomination and Governance Committee, and served on the Audit Committee until April 2021. Ms. Harnett is also a current member of the board of directors of Life Storage, Inc. (NYSE: LSI), serving on its Audit and Risk Management and Compensation and Human Capital Committees since February 2021. In April 2021, Ms. Harnett joined the board of GoalSetter as the Astia Venture Capital Representative. Ms. Harnett recently joined the board of American Enterprise Group, a mutual insurance company, where she sits on the audit committee. From 2012 to 2015, Ms. Harnett was Chief Operating Officer of North America for QBE Insurance Group Limited (“QBE Insurance”), an international insurer and reinsurer. From 2001 to 2012, Ms. Harnett held several key positions at Citigroup Inc. (“Citi”), a multinational investment bank and financial services company in domestic, international and global roles. The last three positions during her tenure with Citi included President of Local Consumer Lending (2011-2012), Head of Global Business Performance (2008-2011) and CEO of Citibank Germany (2004-2007). Ms. Harnett also served on the Board of Directors and on the Audit Committee of First Niagara Financial Group, a $40 billion in assets publicly traded bank, from 2015 until its acquisition by KeyCorp (NYSE:KEY) in 2016. Ms. Harnett has also served on the boards of QBE Insurance, CitiFinancial, and Visa Canada. Ms. Harnett was Chair of Citi’s management board in Germany and of the Global Perspectives Advisory Group of Marquette University’s College

of Business. Ms. Harnett is a Certified Corporate Director by National Association of Corporate Directors (NACD) and a Certified Risk Director from the DCRO Institute. Ms. Harnett holds a Bachelor's degree from Marquette University and an Executive Master of Business Administration degree from Northwestern University's Kellogg Graduate School of Management.
Vivekanand Mahadevan has been the Chief Executive Officer of Buurst, Inc., a data performance company, since November 2020. Mr. Mahadevan has also been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from 2010 until 2012. Prior to that time Mr. Mahadevan served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from 2009 to 2010. Prior to LSI Corporation, he was Chief Executive Officer of Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Mr. Mahadevan previously served as a member of the board of directors of Violin Memory, Inc. Mr. Mahadevan holds a Master of Business Administration in Marketing and Master of Science degree in Engineering from the University of Iowa as well as a degree in Mechanical Engineering from the Indian Institute of Technology.
Duncan J. McEwan is a corporate director, and former President of Diligent Inc., a consulting company he founded in 1991 specializing in M&A and strategic advice for technology-based clients. Mr. McEwan was Executive Vice President and Chief Strategy Officer of Call-Net Enterprises Inc., a provider of long-distance telephone services until it merged into Rogers Communication Inc. (2004-2005); President and Chief Operating Officer of Sprint Canada Inc., an integrated, national telecommunications provider (2001-2004); Chief Executive Officer of Northpoint Canada Communications, a provider of high-speed data and Internet (DSL) lines (2000-2001); Vice President of Business Development of Canadian Satellite Communications (“Cancom”) (1996-1998); and President and Chief Executive Officer of Cancom (1998-2000). Mr. McEwan was Chairman of the Board of Geminare Incorporated, a business continuity and cloud-based software systems provider, from 2010 until October 2021 when the company was sold and has previously served on a number of other public and private company boards. Mr. McEwan holds a Bachelor of Science degree in Zoology from the University of Toronto.
Patricia Trompeter has served as Chief Executive Officer of the Company since April 5, 2022. Ms. Trompeter has been the Chairman of the Board of Parsec Capital Acquisition Corp. (NASDAQ: PCXCU), a special purpose acquisition company (“Parsec”), since February 2021 and was Chief Executive Officer of Parsec from February 2021 until June 2022. Ms. Trompeter was formerly the Chief Executive Officer of Fact, Inc (OTC: FCTI), a fine art and collectible authentication technology company, from March 2021 to March 2022, a Director since October 2020 and Chief Operating Officer and Chief Financial Officer from November 2020 to February 2021. Ms. Trompeter was the Chief Executive Officer of Astro Aerospace Ltd. (OTC: ASDN), an electric vertical take-off and landing (“eVTOL”) investment and technology company, from June 2021 until June 2022 and a Director from March 2021 to March 2022. Ms. Trompeter is the Founder of Ceres Capital Holdings, a position she has held since October 2020. Ms. Trompeter is a Co-Founder and was Chief Operating Officer of Webbs Hill Partners, LLP, an independent investment and advisory firm growing innovative technologies in emerging markets, from January 2018 to June 2021. Ms. Trompeter was a director of 7MB Holdings LLC from May 2018 to June 2022. Between December 2016 and January 2018, Ms. Trompeter, took a short break from her work to attend to family matters. Ms. Trompeter has over 17 years of experience in mergers and acquisitions, acquisition integration, corporate strategy development, finance and acquisition, business operations, and financial management. Ms. Trompeter has held several key executive roles at GE Capital, including Chief Financial Officer, and serves as a mentor for minority female-owned businesses. Ms. Trompeter holds a Bachelor of Science degree in Business Administration, with majors in Finance and Economics from Marquette University.
There are no family relationships between any executive officer, director or person nominated by us to become a director or executive officer. There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Company acting solely in such capacity) pursuant to which a nominee is to be elected as a director.

Except as set out below in “Bankruptcies,” to the knowledge of the Company, no proposed director of the Company:
(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
For the purposes hereof, “order” means:
(i)a cease trade order;
(ii)an order similar to a cease trade order; or
(iii)an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.
(b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Bankruptcies. Mr. Mahadevan served as a director of Violin Memory, Inc. (“Violin”) from April 2014 to March 2017. On December 14, 2016, Violin filed for creditor protection under Chapter 11 of the United States Bankruptcy Code. Violin was a public company until April 21, 2017, when it terminated its registration under Section 12(g) of the Securities Exchange Act and emerged from bankruptcy after its assets were acquired in a bankruptcy auction by Quantum Partners LP, a private investment fund managed by Soros Fund Management LLC. Mr. Danziger served as a director of American Apparel, Inc. (“American Apparel”) from July 2011 to June 2015. On October 5, 2015, American Apparel announced that it had reached an agreement with its lenders to significantly reduce its debt and interest payments through a consensual pre-arranged reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. In January 2016, the Company delisted and was privatized under the Chapter 11 filing.
The Board recommends voting FOR the expansion of the Board from five to six members and each of the proposed nominees for election as directors.

Proposal No. 2 - Appointment of Auditors
The persons named in the enclosed form of proxy intend to vote for the appointment of MaloneBailey LLP, Certified Public Accounting Firm (“MaloneBailey”) as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditors’ remuneration. The engagement of MaloneBailey was approved by our Audit Committee and by our Board. MaloneBailey has served as the Company’s auditors since May 4, 2022. A representative of MaloneBailey is not expected to be present at the Meeting. On the representations of the said auditors, neither the firm nor any of its partners has any direct financial interest nor any material indirect financial interest in the Company or any of its subsidiaries nor has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.
Prior to the engagement of MaloneBailey, Smythe LLP, (“Smythe”), Chartered Public Accountants, served as the Company’s auditors since July 25, 2019. On May 4, 2022, Smythe resigned as auditors of the Company due to the Company’s change of business focus to cryptocurrency mining and the lack of expertise in this business sector by Smythe. The resignation was approved by our Audit Committee and by our Board. There have been no reservations in the reports of Smythe in connection with the audits of the 2021 or 2020 fiscal years. There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 - Continuous Disclosure Obligations or in Items 304(a)(1)(iv) and (v) of Regulation S-K. The notice of change of auditors and the acknowledgements of that notice by MaloneBailey and Smythe can be found as exhibits to the 6-K filed on EDGAR and SEDAR on May 6, 2022.
Additional information on our former auditors is available below under “Principal Accountant Fees and Services” and in our Annual Report on Form 20-F for the year ended December 31, 2021 under the heading “Principal Accountant Fees and Services”. Our Annual Report on Form 20-F is available on SEDAR and EDGAR at www.sedar.gov and www.sec.gov, respectively, and on our website at www.sphere3d.com.
The Board recommends that shareholders vote FOR the appointment of MaloneBailey LLP, Certified Public Accounting Firm, as the Company’s auditors and to authorize the Board to fix their remuneration.
Principal Accountant Fees and Services
The aggregate fees incurred by the Company’s former external auditor, Smythe, in each of the last two years for audit and other fees are as follows (in thousands):

	2021	2020
Audit fees(1)	$146	$74
Audit-related fees(2)	2	19
Tax fees(3)	9	8
All other fees(4)	22	39
Total	$179	$140
___________________
(1)Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under audit fees.
(3)Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.
(4)All other fees consist of fees for products and services other than the services reported above.

Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditors. All services provided by Smythe during the years 2021 and 2020 were pre-approved by the Audit Committee.
Report of the Audit Committee
The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Company’s management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements and the related schedule in the Annual Report with Company management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.
The Audit Committee is governed by a charter. The Audit Committee held four meetings during fiscal year 2021. The Audit Committee is comprised solely of independent directors as defined by the Nasdaq listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company’s internal audit function and the Company’s independent registered public accounting firm.
The Audit Committee discussed with the Company’s independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company’s internal control, including internal control over financial reporting; and the overall quality of the Company’s financial reporting.
The Audit Committee reviewed and discussed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements and related schedule with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed by the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), including PCAOB Auditing Standard No. 16, Communication with Audit Committees, the rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, regarding the firm’s communications with the Audit Committee concerning the firm’s independence and has discussed with the independent registered public accounting firm the firm’s independence from Company management and the Company and considered the compatibility of non-audit services with the firm’s independence.
In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2021 filed by the Company with the Securities and Exchange Commission.
THE AUDIT COMMITTEE:
Timothy Hanley, Chairman
Vivekanand Mahadevan
Duncan McEwan

Proposal No. 3 - The Hertford Transaction
General
On July 31, 2021, the Company entered into an agreement (the “Hertford Purchase Agreement”) with Hertford Advisors Ltd. (“Hertford”), pursuant to which Hertford provided to the Company a six-month exclusive right to assume all of Hertford’s rights under a data mining machine hosting agreement with a third party, and three separate agreements with FuFu Technology Limited for the purchase of an aggregate of 220,000 bitcoin mining machines (the “Hertford Transaction”).
Pursuant to the Hertford Purchase Agreement, in exchange for the assignment by Hertford to the Company of the four contracts identified above, on August 12, 2021, the Company issued to Hertford 4,500,000 common shares and agreed to issue up to 296,000 Series H preferred shares (the “Series H Preferred Shares”) based upon Hertford meeting certain milestones. A total of 96,000 Series H Preferred Shares were issued under the Hertford Purchase Agreement. In accordance with the Agreement with Shareholder dated November 7, 2022 by and among the Company, Hertford and certain other parties identified therein (the “Hertford Cooperation Agreement”), the parties agreed that of the 96,000 Series H Preferred Shares previously issued, 36,000 Series H Preferred Shares would be cancelled and that, in full satisfaction of the Company’s obligations under the Hertford Purchase Agreement, Hertford would retain 60,000 Series H Preferred Shares.
The Hertford Proposal
In accordance with the terms of the Hertford Cooperation Agreement, Hertford is the holder of 60,000 Series H Preferred Shares of the Company. Each Series H Preferred Share is convertible into 1,000 Company common shares, subject to appropriate adjustment in the case of any stock split, split-up, reverse stock split, stock dividend or similar distribution of the common shares of the Company; however, that no Series H Preferred Shares may be converted to common shares until the Company has obtained the prior shareholder approval of the issuance of all Company common shares issuable upon conversion of the Series H Preferred Shares in accordance with the rules of The Nasdaq Stock Market LLC.
The Company’s common shares are listed on Nasdaq and, as a result, the Company is subject to the Nasdaq listing standards set forth in Nasdaq’s Listing Rules. Although the Company is not required to obtain shareholder approval under Ontario law in connection with the issuance of its common shares upon the conversion of the Series H Preferred Shares issued and to be issued in the Hertford Transaction, the Company is required under Nasdaq Listing Rule 5635(a)(1) and Nasdaq Listing Rule 5635(b) to seek shareholder approval of the proposed issuance of Company common shares in connection with the Hertford Transaction.
Nasdaq Listing Rule 5635(a)(1) requires an issuer to obtain shareholder approval prior to the issuance of securities “in connection with” the acquisition of the stock or assets of another company, where due to the present or potential issuance of common shares (or securities convertible into or exercisable for common shares), other than a public offering for cash, the common shares to be issued (a) constitute voting power in excess of 20% of the outstanding voting power of the issuer prior to the issuance or (b) are or will be in excess of 20% of the outstanding common shares prior to the issuance. In addition, Listing Rule 5635(b) requires shareholder approval prior to the issuance of securities when such issuance or potential issuance will result in a change of control of the issuer. Nasdaq may deem a change of control to occur when, as a result of an issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding common shares or voting power of an issuer and such ownership or voting power would be the largest ownership position of the issuer.
The total number of common shares of the Company that could be issuable by the Company upon conversion of the maximum number of Series H Preferred Shares issuable to Hertford under the Hertford Purchase Agreement, as modified by the Hertford Cooperation Agreement, will equal approximately 46.6% of the Company’s outstanding common shares after giving effect to all payments made under the Hertford Purchase Agreement, as modified by the Hertford Cooperation Agreement.
In addition, under Nasdaq Listing Rule 5635(d), prior shareholder approval is required for the issuance, other than in a public offering, of securities convertible into common shares at a price less than the greater of book or market value of the common shares if the securities are convertible into 20% or more of a company’s common shares. The deemed issuance price of the common shares issuable upon conversion of the Series H Preferred Shares may be less than the greater of the book or market value of the Company common shares. If the Hertford Transaction Proposal is approved, the issuance of Company common shares will exceed 20% of the number of the Company’s common shares currently outstanding. Because the issuance price may be below the greater of the book or market value of the Company’s common shares immediately prior to consummation of the Hertford Transaction, the Nasdaq Listing Rules may require that the Company obtain shareholder approval of the issuance of Company common shares issuable upon the conversion of the Series H Preferred Shares issuable at the consummation of the Hertford Transaction. As a result, the Company is requesting shareholder approval for the issuance of common shares upon the conversion of its Series H Preferred Shares under the Nasdaq Listing Rules and in accordance with the terms of the Series H Preferred Shares.
Pursuant to the Certificate of Designation of Preferences, Rights and Limitations governing the Series H Preferred Shares, the Company cannot effect the conversion by a holder of Series H Preferred Shares and no holder of Series H Preferred Shares has the right to convert any Series H Preferred Shares, to the extent that after giving effect to such conversion, such holder (together with any of such holder’s affiliates), would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Company’s common shares outstanding immediately after giving effect to such conversion; provided, however, that such holder may, upon providing the Company with at least 61 days’ prior written notice, increase or decrease the Maximum Percentage.
In addition, holders of Series H Preferred Shares are subject to certain “Leak-out” provisions contained in the Hertford Purchase Agreement and in the Hertford Cooperation Agreement, such that (i) as to 4,500,000 common shares, (a) beginning with the six-month anniversary of July 31, 2021 until the 18-month anniversary of July 31, 2021, during any particular quarter, a holder of Series H Preferred Shares may sell up to 10% of the Company’s securities beneficially owned by such holder and (b) beginning with the 18-month anniversary of July 31, 2021 until the 24-month anniversary of July 31, 2021, during any particular quarter, a holder of Series H Preferred Shares may sell up to 30% of the Company’s securities beneficially owned by such holder, (ii) commencing on the first day of the month following the Company’s 2022 Annual Meeting and terminating on December 31, 2023 (the “First Year”), Hertford shall only be permitted to (a) convert Series H Preferred Shares in an aggregate amount up to or equal to 3% of the aggregate number of Series H Preferred Shares outstanding on the first day of each such month and (b) sell the resulting number (and no greater number) of such converted common shares within such month; provided that, if, during the First Year, the closing price for the Company’s common shares is greater than $2.00 per share for at least 15 consecutive trading days on Nasdaq (the “Nasdaq Milestone”) then, in only the immediately succeeding calendar month to the calendar month in which a Nasdaq Milestone has occurred, Hertford shall only be permitted to (I) convert Series H Preferred Shares in an aggregate amount up to or equal to 5% of the aggregate number of Series H Preferred Shares outstanding as of the first day of such month and (II) sell the resulting number (and no greater number) of such converted common shares within such month, and (iii) commencing on January 1, 2024 and in each month thereafter until December 31, 2024 (the “Second Year”), Hertford shall only be permitted to (a) convert Series H Preferred Shares in an aggregate amount equal to 10% of the aggregate number of Series H Preferred Shares outstanding on the first day of such month and (b) sell the resulting number (and no greater number) of converted common shares within such month.
Effect on the Company if the Hertford Transaction Proposal is Not Approved
The Company has agreed with Hertford to seek shareholder approval for the possible conversion of the Series H Preferred Shares to Company common shares. However, the Series H Preferred Shares do not have redemption rights, and the failure by the Company to obtain shareholder approval of this proposal does not create a direct or specific financial obligation on the Company.
The Board unanimously determined that the Hertford Transaction Proposal is advisable and fair to and in the best interests of shareholders and unanimously recommends that shareholders vote FOR the Hertford Transaction Proposal.
Approval
Assuming that a quorum is present, the approval of the Hertford Transaction Proposal requires the affirmative vote of a majority of votes cast by Company shareholders present at the Meeting in person or by proxy.

CORPORATE GOVERNANCE
General
National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company’s required annual disclosure of its corporate governance practices.
Director Independence
The Board has determined that the following current directors are independent within the meaning of NI 58-101 and NI 52-110 and Nasdaq Marketplace Rule 5605(a)(2): Timothy Hanley, Vivekanand Mahadevan, and Duncan McEwan. The Board has determined that effective upon assuming the position of Chief Executive Officer on April 5, 2022, Patricia Trompeter ceased to be independent given her position as an officer of the Company. As a result, the Board is currently comprised of three independent directors and a majority of independent directors.
Meetings of Independent Directors
The independent directors on the Board and each of the committees meet regularly without management (including non-independent directors) present as part of Board meetings scheduled in the ordinary course. During the last completed fiscal year of the Company, the Board and the committees met as follows:

	Meetings Held	Meetings Held Without Management
Board	19	—
Audit Committee	4	4
Nominating and Governance Committee	—	—
Compensation Committee	—	—
Attendance
During the last completed fiscal year of the Company, the Board met a total of 19 times. The attendance record of each director serving in fiscal year 2021 is set out below. Ms. Harnett and Mr. Hanley were not board members in fiscal year 2021.

Director	Meetings Attended
Cheemin Bo-Linn(1)	6
Vivekanand Mahadevan	19
Duncan McEwan	19
Peter Tassiopoulos	19
Patricia Trompeter(2)	15
____________
(1)Dr. Bo-Linn resigned from the Board on June 1, 2021 and attended all board meetings while a board member.
(2)Ms. Trompeter joined the Board on April 21, 2021 and attended all meetings while a board member.
Directorships
The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill his or her duties and that conflicts of interest are avoided. Ms. Trompeter and Ms. Harnett are and upon election, Mr. Danziger, will be the only Board members that currently serve on the board of another public company.

The Board’s Role in Risk Oversight and Mandate of the Board
The mandate of the Board is to supervise the management of the business and affairs of the Company with a view to evaluating, on an ongoing basis, whether the Company’s resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporation social responsibility. Such mandate includes, without limitation, responsibility for risk oversight. While the full Board is charged with ultimate oversight responsibility for risk management, committees of the board also have responsibilities with respect to various aspects of risk management oversight.
The mandate of the Board adopted on March 27, 2015 sets out the key responsibilities of the Board in fulfilling its role. The full text of the Board’s mandate is attached as Appendix A to this Circular. The Board’s principal responsibilities relate to the stewardship of management and are summarized below:
(i)reviews and approves the Company’s strategic planning process and periodic capital and operating plans;
(ii)reviews the Company’s human resources policies, including the approval of the compensation of executive officers, and implements succession planning, including appointing, counseling and monitoring the performance of executive officers;
(iii)with assistance from the Nominating and Governance Committee, adopts and enforces good corporate governance practices;
(iv)oversees the management of risks and the implementation of internal controls;
(v)established policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders, and for the proper communication with shareholders, customers and governments; and
(vi)reviews policies and procedures to confirm ethical behaviors of the Company and its employees, monitors compliance with applicable laws and legislation, and satisfies itself as to the integrity of the executive officers; and with assistance from the Nominating and Governance Committee, assesses the performance of the Board, its committees and each director.
Position Descriptions
The Board has adopted a written position description for the Chairman, which is set out in the Board Mandate attached hereto as Appendix A. The Chairman is principally responsible for overseeing the operations and affairs of the Board. The Board has not developed written position descriptions for the Chief Executive Officer or the Chair of each Board committee. The Board committees each has a written charter which orients the conduct of the Chair of each committee. See “Corporate Governance - Board Committees”. The Chief Executive Officer’s role and responsibilities are set forth in the Chief Executive Officer’s employment agreement, and annual performance metrics and goals are established and approved by the Board and the Compensation Committee.
Orientation and Continuing Education
The Board has not adopted a formal policy on the orientation and continuing education of new and current directors. When a new director is appointed, the Board delegates individual directors the responsibility for providing an orientation and education program for such new director. This may be delivered through informal meetings between the new directors and the Board and senior management, complemented by presentations on the main areas of the Company’s business, and on the role of the Board, of the Board’s committees and of directors. When required, the Board may arrange for topical seminars to be provided to members of the Board or committees of the Board. Such seminars may be provided by one or more members of the Board and management or by external professionals.
Measures to Encourage Ethical Business Conduct
The Board has adopted a Code of Business Conduct and Ethics Policy (the “Code”) to govern the business-related conduct of all employees, officers, directors, agents and contractors of the Company to maintain the highest standards of ethical conduct in corporate affairs. This Code is intended to comply with applicable securities legislation and stock exchange rules. Specifically, the purpose of this Code is (i) to encourage among the Company’s representatives a culture of honesty, accountability and mutual respect; (ii) to provide guidance to help the Company’s representatives recognize ethical issues; and (iii) to provide mechanisms to support the resolution of ethical issues.

The Board also monitors compliance by requiring directors and officers to declare any conflicts of interest or any other situation that could represent a potential violation of any applicable rules and regulations. When applicable, the Board will receive reports from management regarding any allegations of unethical conduct. The Company has implemented a Whistleblower Policy that includes an employee complaint “hotline” to allow employees to report any ethical or financial/accounting concerns on a confidential or anonymous basis.
The Nominating and Governance Committee regularly reviews the Code, the process for administering the Code and compliance with the Code. Any changes to the Code are considered by the Board for approval. The Code can be found on the Company’s website at http://investors.sphere3d.com and on SEDAR at www.sedar.com.
Nomination of Directors and Officers
During 2021, the Board as a whole was responsible for identifying and evaluating qualified candidates for nomination to the Board. The Company recognizes the importance and benefit of having a Board and executive officers comprised of highly talented and experienced individuals who reflect the diversity of the Company’s stakeholders, including its customers and employees and the changing demographics of the communities in which the Company operates.
While the Board has not adopted a formal written policy, the Board and the Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or appoint as executive officers:
(i)consider the competency and skills that the Board considers necessary for the Board, as a whole, to possess, the competency and skills that the Board considers each existing director to possess, the competency and skills that each new nominee will bring to the Board, and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director;
(ii)consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regarding to the Company’s current and future plans and objectives, as well as anticipated regulatory and market developments;
(iii)consider the level of representation of women on the Board and in executive officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and
(iv)as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.
Industry and institutional knowledge along with commitment and expertise are vital to the successful functioning of the Board. Given the nature and size of the Company’s business and its industry, the Board has determined that while it is committed to fostering diversity among board members, it would be unduly restrictive and not in the best interests of the Company to adopt specific director term limits. Diversity and Board renewal will be supported through the other mechanisms designed to address the needs of the Company (as described elsewhere in this Circular) and not through the imposition of arbitrary term limits.
Given the nature and size of the Company’s business and its industry, it may prove to be challenging for the Company to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Company seeks to promote. The Company has therefore not adopted any specific women representation targets, but will promote its objectives through the initiatives set out in this Circular with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time. As of the date of this Circular, of the five directors serving on the Board, two (40%), namely Ms. Trompeter and Ms. Harnett, are female. If all six nominees for election as director are elected, two females (33%) will serve on the Board. Although the Company has not adopted a written policy in this respect, it is conscious of the value of female representation within a group. Ms. Trompeter also holds a position as an "executive officer" of the Company, as that term is defined under NI 58-101.
Effective March 21, 2013, the Board established a Nominating and Governance Committee as a standing committee of the Board, the primary function of which is to oversee corporate governance activities as described above. See “Corporate Governance - Assessment of Directors, the Board and Board Committees”.

Assessment of Directors, the Board and Board Committees
The Nominating and Governance Committee assesses and provides recommendations on an annual basis to the Board on the effectiveness of the Board as a whole, the committees, and the contribution of individual directors. All directors are free to make suggestions on improvement of the Board’s practices at any time and are encouraged to do so. The Chair of the Nominating and Governance Committee will also meet regularly with each director to discuss such director’s performance and such director’s assessment of the Board, the committees’ and other directors’ performance.
Board Committees
The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The mandate, organization, powers and responsibilities of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, along with other Corporate Governance documents can be found on the Company’s website at http://investors.sphere3d.com.
Audit Committee
We have a standing audit committee as defined in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which includes monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditors, acting as a liaison between the Board and the Company’s external auditors, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.
The Audit Committee is comprised of the following directors: Messrs. Hanley (Chair), McEwan and Mahadevan. Each of the members of the Audit Committee is independent and “financially literate” within the meaning of NI 52-110. In addition to being independent under Nasdaq Marketplace Rule 5605(a)(2), all members of the Audit Committee must meet the additional independence standards for audit committee members set forth in Rule 10A-3(b)(1) of the Exchange Act and Nasdaq Marketplace Rule 5605(c)(2)(A) (“Audit Committee Independence Rules”). The Board has determined that Mr. Hanley qualifies as an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. Dr. Bo-Linn served as Chair of the Audit Committee until her resignation from the Board on June 1, 2021 due to personal circumstances. Ms. Trompeter served on the Audit Committee beginning April 21, 2021 and served as Chair from June 1, 2021 until March 7, 2022 when she resigned from the Audit Committee as it was determined she no longer qualified as an independent Audit Committee member under the Audit Committee Independence Rules due to an unsolicited discretionary bonus payment made by the Company to Ms. Trompeter outside of board compensation for work on certain business initiatives. Mr. Hanley joined the Audit Committee and assumed the role of Chairman of this committee on May 31, 2022.
Compensation Committee
The Compensation Committee is a standing committee of the Board, the primary functions of which are to set performance guidelines for and evaluate the performance of the Chief Executive Officer, review and approve the compensation programs for the Chief Executive Officer and the Company’s other executive officers and members of senior management (subject, in the case of equity-based compensation, to approval by the Board in accordance with applicable laws), review and make recommendations to the Board with respect to, succession planning, review and administer the Company’s long-term incentive plans(s), review and approve other compensation and benefit programs of the Company, and review the Company’s general human resources policies with senior management.
The Compensation Committee is comprised of the following directors: Messrs. McEwan (Chair), Mahadevan, and Hanley, all of whom are independent as per the definition set forth in NI 52-110 and each of whom have prior executive management experience which includes structuring compensation arrangements. Dr. Bo-Linn served on the Compensation Committee until her resignation from the Board on June 1, 2021 due to personal circumstances. Ms. Trompeter served on the Compensation Committee beginning on April 21, 2021 until her resignation from the Compensation Committee on April 5, 2022 when she was appointed Chief Executive Officer of the Company. Mr. Hanley joined the Compensation Committee on May 31, 2022.

Nominating and Governance Committee
The Nominating and Governance Committee is a standing committee of the Board, the primary functions of which is to provide the Board with advice and recommendations relating to corporate governance in general, including, without limitation, all matters relating to the stewardship role of the Board in respect of the management of the Company, Board size and composition including the identification of new nominees to the Board and leading the candidate selection process, orientation of new members, Board compensation, and such procedures as may be necessary to allow the Board to function independently of management.
The Nominating and Governance Committee annually reviews and assesses the effectiveness of the Board as a whole, the effectiveness and membership of the Board committees, and the contribution of the individual directors and makes such recommendations to the Board arising out of such review as it deems appropriate.
The Nominating and Governance Committee is comprised of the following directors: Messrs. McEwan (Chair), Mahadevan, and Hanley, all of whom are independent as per the definition set forth in NI 52-110. Dr. Bo-Linn served on the Nominating and Governance Committee until her resignation from the Board on June 1, 2021 due to personal circumstances. Ms. Trompeter served on the Nominating and Governance Committee beginning April 21, 2021 until her resignation from the Nominating and Governance Committee on April 5, 2022, when she was appointed Chief Executive Officer of the Company. Mr. Hanley joined the Nominating and Governance Committee on May 31, 2022.
Communications by Shareholders with Directors
Shareholders may communicate with the Board, or any individual director, by transmitting correspondence by mail, facsimile or email, addressed as follows: Board of Directors (or individual director), c/o the Secretary of the Company. The Secretary will forward such communications to the Board or to the identified director(s), although spam, junk mail, mass mailings, solicitations, advertisements and communications that are abusive, in bad taste or that present safety or security concerns may be handled differently, as determined by the Secretary.
Indebtedness of Directors and Executive Officers
As at the date hereof, no director, executive officer, senior officer, employee, proposed director or former director, executive officer, senior officer or employee of the Company or any of its subsidiaries or any associate of any of the foregoing persons is or has been, at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Company has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Indemnification of Our Executive Officers and Directors
In accordance with the by-laws of the Company, directors and officers are each indemnified by the Company against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have (i) carried out their duties honestly and in good faith with a view to the best interests of the Company, (ii) have otherwise complied with the provisions of applicable corporate law and (iii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.
Code of Ethics
We have adopted a code of ethics that applies to the members of our Board, executive officers and all employees. Such code is posted on the Company’s website and is available at www.sphere3d.com. If we make any substantive amendments to the Code of Business Conduct and Ethics Policy or grant any waiver from a provision of the code applying to our principal executive officer or our principal financial or accounting officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 6-K.

EXECUTIVE COMPENSATION
Information about our Officers
The following table sets forth the name, age, and position of our executive officers as of the Record Date:

Name	Age	Position with our Company
Patricia Trompeter	55	Chief Executive Officer and Director
Kurt L. Kalbfleisch	56	Senior Vice President, Chief Financial Officer and Secretary
Joseph L. O’Daniel	52	President
Patricia Trompeter is our Chief Executive Officer and a director. See the description of her business experience included in the Proposal No. 1 “Election of Directors” section of this Circular.
Kurt L. Kalbfleisch has served as Senior Vice President, Chief Financial Officer and Secretary of the Company since December 1, 2014. Mr. Kalbfleisch also served as Chief Financial Officer of Overland Storage, Inc. (“Overland”) since February 2008 until his resignation from Overland on July 19, 2022. Previously, Mr. Kalbfleisch served in various other roles at Overland since July 2007, including Senior Vice President, Secretary and Vice President of Finance.
Joseph L. O’Daniel has served as President of the Company since November 14, 2018. Since January 2017, Mr. O’Daniel, served as a Vice President and President of Virtualization and Professional Services for the Company. He previously served as President and Chief Executive Officer of Unified ConneXions, Inc. from 2001 and as founder of HVE ConneXions, LLC from April 2013 until their acquisitions by the Company in January 2017. Mr. O’Daniel has over 20 years of experience in the virtualization and technology industry and has extensive experience in executive leadership positions.
Executive officers serve at the pleasure of our Board. There are no arrangements or understandings between any executive officer and any other person pursuant to which such executive officer was or is to be selected as an executive officer. There are no family relationships between any executive officer, director or person nominated by us to become a director or executive officer.
For purposes of executive compensation, the Company’s named executive officers are determined under rules prescribed by the U.S. Securities and Exchange Commission and generally include: (1) each individual who, at any time during the year, served as the Company’s chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (3) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.
For fiscal 2021, our named executive officers were Peter Tassiopoulos, Chief Executive Officer; Joseph L. O’Daniel, President and Kurt L. Kalbfleisch, Senior Vice President, Chief Financial Officer and Secretary.

Summary Compensation Table for Fiscal Year 2021
The following table sets forth the compensation for the fiscal years ended December 31, 2021, 2020 and 2019, for services rendered by each of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation(1) ($)	Total Compensation ($)
Peter Tassiopoulos(2)	2021	248,000	1,300,000	4,742	1,552,742
Chief Executive Officer	2020	229,630	—	4,712	234,342
	2019	233,083	—	4,744	237,827
Kurt L. Kalbfleisch(3)	2021	100,000	100,000	—	200,000
Senior Vice President, Chief Financial Officer and Secretary	2020	73,077	—	—	73,077
	2019	—	—	—	—
Joseph L. O’Daniel	2021	200,000	136,500	4,155	340,655
President	2020	200,000	—	4,280	204,280
	2019	200,000	—	3,351	203,351
____________
(1)The amounts shown in the “All Other Compensation” column reflect amounts we paid on the named executive officers’ behalf for health insurance and life insurance premiums and certain out-of-pocket medical expenses. Mr. Tassiopoulos did not receive any compensation for serving as a member of the Board.
(2)The dollar amounts reported for Mr. Tassiopoulos in the above table in the “Salary” column are presented after conversion from Canadian dollars to U.S. dollars. For 2021, 2020 and 2019, the average U.S. dollar to Canadian dollar conversion rate in effect was 1.25, 1.35 and 1.33, respectively.
(3)Mr. Kalbfleisch has served as the Company’s Senior Vice President, Chief Financial Officer and Secretary pursuant to a transition services agreement with Overland (the “Transition Services Agreement”) from November 2018 until July 19, 2022, at which time Mr. Kalbfleisch resigned from Overland, and on June 20, 2022 he signed an employment agreement with the Company. In April 2020, the Company began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year. Mr. Kalbfleisch received no compensation from the Company in 2019.
Executive Officer Compensation
Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of its business judgment, which is informed by the experiences of its members. The named executive officers do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the named executive officers other than himself. The primary components of our executive compensation program are base salary, performance bonuses and long-term equity incentive awards.
Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. Such base salaries are subject to periodic review and adjustment by the Compensation Committee.
Performance Bonuses. The Compensation Committee did not approve a bonus plan for fiscal 2021.
Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the named executive officers’ interests with those of our shareholders as the ultimate value of these awards depends on the value of the Company’s shares. The Company has historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. In recent years, restricted stock units have also been granted as provided for under the Company’s 2015 Plan. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised. The stock options and restricted stock units function as a retention incentive for the named executive officers as they typically vest over a multi-year period following the date of grant. Restricted stock units, which are payable in our common shares, also link the interests of the award recipient with those of our shareholders as the potential value of the award is directly linked to the value of our common shares. The named executive officers’ equity awards are subject to accelerated vesting in certain circumstances under their agreements with the Company described below. There were no equity awards granted to our executive officers in fiscal 2021 and all outstanding equity awards are fully vested.
Employment, Severance and Change in Control Agreements
Peter Tassiopoulos. Mr. Tassiopoulos served as the Company’s Chief Executive Officer from November 14, 2018 until April 4, 2022. In August 2019, we entered into a new employment agreement with Mr. Tassiopoulos (the “Employment Agreement”). The Employment Agreement provided for Mr. Tassiopoulos to earn an annual base salary of CAD$310,000, which had been his base salary since his appointment as Chief Executive Officer on November 14, 2018. Mr. Tassiopoulos was also eligible to receive bonuses and to participate in the Company’s various stock and other retention compensation plans as determined by our Board. In addition, Mr. Tassiopoulos was entitled to a financing bonus (the “M&A Fee”) equal to 3% of the total value of any transaction relating to the purchase of all of the shares or all or substantially all the assets of the Corporation that is completed during Mr. Tassiopoulos’ tenure with the Company and for a period of six months following his ceasing to be an executive of the Company, unless he is terminated by the Company for cause. The Employment Agreement also provided that if we terminated Mr. Tassiopoulos’ employment without cause or for good reason (including a change in control of the Company), then we would be obligated to pay him a change of control payment of $0.4 million related to 2018, and carried forward from his prior employment agreement with the Company, and the M&A Fee Payment. In addition, the Company was required to provide Mr. Tassiopoulos with any pro-rated bonus or other incentives as of the date of termination. These severance benefits would be paid in a lump sum within 30 days of his termination. If we terminated his employment for good reason, all options or awards issued to Mr. Tassiopoulos would automatically vest on the date of termination. The Employment Agreement had an indefinite term.
In October 2021, the Board approved a discretionary bonus for Mr. Tassiopoulos in the amount of $1.3 million dollars in recognition of his extraordinary efforts in repositioning the Company and his forfeiture of significant historical accrued bonus entitlements since 2014 (which included the entitlement to receive a 4% bonus on proceeds raised from prior capital raises) in order to lower the financial burden on the Company during challenging periods.
Effective April 4, 2022, Mr. Tassiopoulos resigned as our Chief Executive Officer and as a member of our Board to explore other opportunities. In connection with his resignation, the Company and Mr. Tassiopoulos signed a separation and general release agreement dated April 4, 2022 pursuant to which Mr. Tassiopoulos will continue to receive healthcare benefits for a period of 12 months, and he received 2,000,000 restricted stock units on April 5, 2022 valued at approximately $5.1 million based upon the closing price of the Company’s stock on April 5, 2022 of $2.53, of which 500,000 shares vested on July 4, 2022 and 1,500,000 shares vested on October 31, 2022 (the “Severance Benefits”). The payment of the Severance Benefits is in lieu of the Company’s obligation to pay Mr. Tassiopoulos benefits under his Employment Agreement, including the change of control payment and M&A Fee.
In addition, the Company entered into a consulting agreement with Mr. Tassiopoulos dated April 4, 2022 with a term of 12 months and a retainer of $1.0 million (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Mr. Tassiopoulos will continue to consult with the Company's management team regarding the transition of the Company's business to cryptocurrency and blockchain and will also assist the new chief executive officer transition into her new role within the Company.
Patricia Trompeter. Ms. Trompeter has served as the Company’s Chief Executive Officer since April 5, 2022. On April 8, 2022, the Company entered into an employment agreement with Ms. Trompeter (the “Trompeter Employment Agreement”). The Trompeter Employment Agreement is effective as of April 8, 2022 and has an initial one-year term. The initial term will automatically be extended for an additional one-year period thereafter, unless terminated by either party within 90 days prior to the renewal date.

Under the Trompeter Employment Agreement, the Company will pay Ms. Trompeter an annual base salary of $350,000. At the discretion of the Company’s Board, Ms. Trompeter will be eligible to receive an annual bonus up to 100% of her base salary, payable in Bitcoin. The Company’s Board may also determine to issue Ms. Trompeter additional restricted stock units based upon the achievement of certain performance and financial thresholds.
Ms. Trompeter is also entitled to health insurance benefits and to participate in any employee benefit plans, life insurance plans, disability income plans, retirement plans, expense reimbursement plans and other benefit plans that the Company may from time to time have in effect for any of its executive management employees.
Upon the closing of a Change of Control of the Company (as defined in the Trompeter Employment Agreement), Ms. Trompeter shall receive a percentage ranging from 2.00% to 3.00% of the consideration received by the Company’s common shareholders based upon the amount of the transaction.
All compensation and unvested benefits payable under the Trompeter Employment Agreement shall terminate on the date of the termination of Ms. Trompeter’s employment, unless Ms. Trompeter’s employment is terminated by the Company without cause or by Ms. Trompeter for good reason, each as defined in the Trompeter Employment Agreement, or as a result of a material breach by the Company of any of its obligations under the Trompeter Employment Agreement or any other agreement to which the Company and Ms. Trompeter are parties, in which case Ms. Trompeter shall be entitled to (i) continued payment of her base salary at the rate and schedule then in effect for a period of six months after the date of termination, with an additional month of severance to be added for every completed year of service as Chief Executive Officer; (ii) continued health and life insurance benefits (“Benefits”) for six months after the date of termination, with an additional month of Benefits to be added for every completed year of service as Chief Executive Officer; and (iii) any unvested stock options and restricted stock units shall vest on the day immediately prior to the termination date.
Pursuant to the Trompeter Employment Agreement, on April 8, 2022, Ms. Trompeter received (i) 155,000 fully vested common shares of the Company valued at $279,000 based upon the closing price of the Company’s stock on April 8, 2022 of $1.80; 500,000 restricted stock units of the Company valued at $0.9 million based upon the closing price of the Company’s stock on April 8, 2022 of $1.80, of which 20% of the shares vested on April 8, 2022, 30% of the shares vest on the April 8, 2023, 25% of the shares vest on April 8, 2024 and 25% of the shares vest on the April 8, 2025; and (ii) 750,000 stock options to purchase common shares of the Company, 20% of which vested on April 8, 2022; 30% of which vest on April 8, 2023, 25% of which vest on April 8, 2024 and 25% of which vest on April 8, 2025. The stock options have an exercise price of $1.80 and expire on April 8, 2028. In the event of a change of control of the Company (as defined in the Trompeter Employment Agreement), 60% of any unvested restricted stock units and 60% of any unvested stock options will immediately vest as of the day immediately prior to the change of control. Ms. Trompeter also received compensation for her service on the Company’s Board, prior to her appointment as Chief Executive Officer of the Company, described below under the section entitled “Compensation of Directors.”
Kurt L. Kalbfleisch. From November 2018 to June 2022, Mr. Kalbfleisch served as the Company’s Senior Vice President, Chief Financial Officer and Secretary under a Transition Services Agreement with Overland. As a result of the sale of a subsidiary of the Company in November 2018, Mr. Kalbfleisch ceased to be employed by the Company, and such change of control transaction triggered the right of Mr. Kalbfleisch to receive a payment in the amount of $360,000 (reduced from the original entitlement of $450,000) (the “COC Payment”) from the Company pursuant to an employment agreement with the Company in effect at the time of the sale. In August 2019, we entered into a change of control agreement with Mr. Kalbfleisch (the “COC Agreement”) which provides that if Mr. Kalbfleisch is providing services to the Company at the time of a change of control of the Company, Mr. Kalbfleisch shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of receiving written notice of such event, to receive the COC Payment. The COC Agreement also provides that if (i) the Company terminates Mr. Kalbfleisch’s services without cause or Mr. Kalbfleisch terminates his services with the Company for good reason or (ii) Mr. Kalbfleisch becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, the Company shall pay Mr. Kalbfleisch the COC Payment. The COC Payment was paid to Mr. Kalbfleisch by the Company in June 2022 as set forth below.
Beginning in April 2020, the Company began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year. The payments ended in June 2022.

In December 2021, the Board approved a discretionary bonus for Mr. Kalbfleisch in the amount of $100,000 to recognize his work effort and success related to various financing transactions, debt restructuring and other corporate matters.
On April 5, 2022, the Board approved a discretionary stock award for Mr. Kalbfleisch in the amount of 500,000 restricted stock units valued at approximately $1.3 million based upon the closing price of the Company’s stock on April 5, 2022 of $2.53. The restricted stock units vested in full on April 12, 2022.
On June 20, 2022, the Company entered into an employment agreement with Mr. Kalbfleisch (the “Kalbfleisch Employment Agreement”). Pursuant to the Employment Agreement, Mr. Kalbfleisch will continue to serve in his capacity as Chief Financial Officer. The Kalbfleisch Employment Agreement is effective as of June 20, 2022 and has an initial one-year term. The initial term will automatically be extended for an additional one-year period thereafter, unless terminated by either party within 90 days prior to the renewal date.
Under the Kalbfleisch Employment Agreement, the Company will pay Mr. Kalbfleisch an annual base salary of $320,000. In addition, in consideration of amounts owed to Mr. Kalbfleisch under the COC Agreement, Mr. Kalbfleisch also received a one-time cash payment equal to $360,000. At the discretion of the Company’s Chief Executive Officer, Mr. Kalbfleisch will be eligible to receive an annual bonus up to 75% of his base salary, payable in US Dollars or Bitcoin at the Chief Executive Officer’s discretion. The Chief Executive Officer may also determine to issue Mr. Kalbfleisch additional restricted stock units based upon the achievement of certain performance and financial thresholds to be determined by the Chief Executive Officer, subject to approval by the Company’s Board.
Mr. Kalbfleisch is also entitled to health insurance benefits and to participate in any employee benefit plans, life insurance plans, disability income plans, retirement plans, expense reimbursement plans and other benefit plans that the Company may from time to time have in effect for any of its executive management employees.
Upon the closing of a Change of Control of the Company (as defined in the Kalbfleisch Employment Agreement), Mr. Kalbfleisch shall receive a percentage ranging from 0.1% to 0.7% of the consideration received by the Company’s common shareholders based upon the amount of the transaction.
All compensation and unvested benefits payable under the Kalbfleisch Employment Agreement shall terminate on the date of the termination of Mr. Kalbfleisch’s employment, unless Mr. Kalbfleisch’s employment is terminated by the Company without cause or by Mr. Kalbfleisch for good reason, each as defined in the Kalbfleisch Employment Agreement, or as a result of a material breach by the Company of any of its obligations under the Kalbfleisch Employment Agreement or any other agreement to which the Company and Mr. Kalbfleisch are parties, in which case Mr. Kalbfleisch shall be entitled to (i) continued payment of his base salary at the rate and schedule then in effect for a period of six months after the date of termination, with an additional month of severance to be added for every completed year of service as Chief Executive Officer plus a pro-rated portion of his bonus; (ii) continued health and life insurance benefits for eight months after the date of termination; (iii) any unvested stock options and restricted stock units shall vest on the day immediately prior to the termination date; and (iv) if such termination, or expiration of the term of the Kalbfleisch Employment Agreement, occurs less than 60 days prior to a change of control, the Company will remain obligated to compensate Mr. Kalbfleisch for any other payments due under a change of control. Pursuant to the Kalbfleisch Employment Agreement, on June 27, 2022, Mr. Kalbfleisch received (i) 325,000 restricted stock units of the Company valued at approximately $221,000 based upon the closing price of the Company’s stock on June 27, 2022 of $0.68, of which 20% of the shares vested on August 18, 2022, 30% of the shares vest on June 20, 2023, 25% of the shares vest on June 20, 2024, and 25% of the shares vest on June 20, 2025 and (ii) 225,000 stock options to purchase common shares of the Company, 20% of which vested on June 27, 2022, 30% of which vest on June 20, 2023, 25% of which vest on June 20, 2024 and 25% of which vest on June 20, 2025. The stock options have an exercise price of $0.6789 and expire on June 27, 2028. In the event of a change of control of the Company (as defined in the Kalbfleisch Employment Agreement), 50% of any unvested restricted stock units and 50% of any unvested stock options will immediately vest as of the day immediately prior to the change of control.
Joseph L. O’Daniel. Mr. O’Daniel, who became our President in November 2018, is an at-will employee and his employment may be terminated by us for any reason, with or without notice. Mr. O’Daniel currently earns an annual salary of $200,000 per year and is eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board or an authorized committee of our Board. His annual bonus target is 100% of the greater of $200,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned. Upon his joining us in January 2017, we entered into an offer letter with Mr. O’Daniel that provided for him to be paid a retention bonus in the amount of $700,442 if he continued employment with us through January 12, 2018. In February 2018, Mr. O’Daniel received an award of fully vested common shares in lieu of cash for a portion of the retention bonus leaving an outstanding balance of $533,803. In September 2019, the Company and Mr. O’Daniel entered into a retention agreement (the “Retention Agreement”) with respect to the outstanding portion of the retention bonus (“Outstanding Retention Bonus”). Under the Retention Agreement, in the event of a change of control of the Company and provided no payment has been made under (i), (ii) or (iii) below, Mr. O’Daniel shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Retention Bonus. The Retention Agreement also provides that Mr. O’Daniel shall be entitled to the Outstanding Retention Bonus if (i) he becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, or (ii) the Company terminates him without cause, or (iii) he resigns his employment for good reason.
In 2021, Mr. O’Daniel received discretionary bonuses in the amount of $136,500.
Outstanding Equity Awards at 2021 Fiscal Year-End
The following table provides information about the current holdings of stock and option awards by our NEO’s at December 31, 2021.

Name		Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price(1) ($)	Option Expiration Date

Peter Tassiopoulos	9/16/2013	500	—	422.05	9/15/2023
____________
(1)The exercise price reported for Mr. Tassiopoulos in the table above is presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.27 Canadian dollars to one U.S. dollar on December 31, 2021.
2015 Performance Incentive Plan
Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2015 Plan. Our Board has broad authority to administer the 2015 Plan, including the authority to select participants and determine the types of awards that they are to receive, determine the grants levels, vesting and other terms and conditions of awards, and construe and interpret the terms of the 2015 Plan and any agreements relating to the plan.
A total of 8,399,218 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit automatically increases on the first trading day in January of each calendar year during the term of the 2015 Plan (commencing with January 2020) by an amount equal to the lesser of (i) ten percent (10%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. Awards under the 2015 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.
The number and type of shares available under the 2015 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to customary adjustments in the event of stock splits, stock dividends and certain other corporate transactions. Generally, and subject to limited exceptions set forth in the 2015 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of our assets, all awards then-outstanding under the 2015 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Board provides for the assumption, substitution or other continuation of the award. The Board also has the discretion to establish other change in control provisions with respect to awards granted under the 2015 Plan.

The Board may amend or terminate the 2015 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or deemed advisable by the Board. If not earlier terminated by the Board, the 2015 Plan will terminate on May 14, 2025. The 2015 Plan is not exclusive as the Board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.
Equity Compensation Plan Information
The following table provides information about our equity compensation plans as of the last day of fiscal 2021, unless otherwise footnoted below. The Company maintains its 2012 Option Plan (“2012 Plan”), 2015 Performance Incentive Plan (“2015 Plan”), and 2015 Employee Stock Purchase Plan (“ESPP”), which have been approved by the Company’s shareholders. No new awards may be granted under the 2012 Plan.

Plan Category	(a) Number of Common Shares to be Issued Upon Exercise of Outstanding Options and	(b) Weighted-average Exercise Price of Outstanding Options and Rights(1)	(c) Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in C
Equity compensation plans approved by our shareholders(2)	60,675	$565.76	380,785
Equity compensation plans not approved by our shareholders	—	—	—
Total	60,675		380,785
________________
(1)The weighted-average exercise prices do not reflect shares subject to outstanding awards of restricted stock units.
(2)Of the aggregate number of shares that are to be issued upon exercise of outstanding options and rights as reported in column (c), 343,285 were available under the 2015 Plan and 37,500 were available under the ESPP. The 2015 Plan permits the granting of the following types of incentive awards: stock options, stock appreciation rights, restricted shares, and stock units.
Compensation of Directors
The following table provides compensation information for the members of our Board during 2021 who were not employed by us or any of our subsidiaries (“non-employee directors”). Peter Tassiopoulos is a named executive officer who also served on the Board during 2021. The 2021 compensation information for Mr. Tassiopoulos is presented in the Summary Compensation Table above and he was not entitled to any additional compensation for his service on the Board during fiscal 2021.

Name	Fees Earned ($)	Stock Awards(1) ($)	All Other Compensation ($)(2)	Total ($)
Cheemin Bo-Linn(3)	12,500	57,250	125,000	194,750
Vivekanand Mahadevan	50,000	57,250	—	107,250
Duncan McEwan	40,000	57,250	—	97,250
Patricia Trompeter(4)	34,753	67,580	100,000	202,333
_______________
(1)At the end of fiscal 2021, our non-employee directors did not have any outstanding equity awards.
(2)The amounts shown in the “All Other Compensation” column reflect discretionary bonuses paid for the reasons set forth below.
(3)Dr. Bo-Linn resigned from our Board effective June 1, 2021.
(4)Ms. Trompeter joined the Board on April 21, 2021.

During fiscal year 2021, the non-employee directors earned $10,000 per quarter for their service on the Board except that the Chair of the Audit Committee and the Chairman of the Board (or in such circumstances where the Chairman of the Board was not independent of management of the Company, the Lead Board Member) earned $12,500 per quarter for their service on the Board. Each non-employee director was also entitled to receive restricted stock units valued at $40,000 based upon the closing price of the Company’s stock on the first business day of the year, subject to Board approval (“Annual Stock Award”) (“Current Board Compensation”).
As of June 30, 2019, the Company owed our non-employee directors, an aggregate amount of $370,000 for directorship services (the “Outstanding Board Fees”). In August 2019, we entered into a change of control agreement with each of our non-employee directors named above (the “COC Agreements”). The COC Agreements provide that in the event of a change of control of the Company and provided no payment has been made under (i) or (ii) below, the non-employee director shall be entitled, in their sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Board Fees due them. The COC Agreements also provide that the non-employee director shall be entitled to the Outstanding Board Fees due them if (i) the non-employee director becomes unable to serve on the Board, either due to prolonged sickness, permanent disability or death or (ii) is not reappointed as a member of the board at a duly convened meeting of its shareholders.
On April 15, 2021, the non-employee directors received the Annual Stock Award for 2021. Dr. Bo-Linn and Messrs. Mahadevan and McEwan each received 25,000 restricted stock units based upon the closing price of the Company’s stock on January 4, 2021 of $1.60 (the “2021 Stock Award”). The 2021 Stock Award shall vest in full on December 31, 2021. In the event of an earlier departure from the Board by a non-employee director, for any reason, the vesting for the 2021 Stock Award will be adjusted pro-rata for the time spent on the Board during 2021.
On June 8, 2021, Ms. Trompeter received the Annual Stock Award for 2021 of 21,053 restricted stock units based upon the closing price of the Company’s stock on April 20, 2021 of $1.90 with the same vesting schedule described above for the 2021 Stock Awards.
Upon the resignation of Dr. Bo-Linn on June 1, 2021, the Board approved accelerated vesting of a pro-rata share of Dr. Bo-Linn’s 2021 Stock Award in the amount of 12,500 shares. The Board also approved a retirement bonus in the amount of $125,000 for Dr. Bo-Linn to acknowledge her years of service on the Board and committees.
On June 20, 2021, the Board (excluding Ms. Trompeter), approved a bonus for Ms. Trompeter in the amount of $100,000 to acknowledge her work on certain business initiatives.
In May 2022, the Company reviewed its Current Board Compensation as compared to its crypto-mining competitors (“Competitors”) and determined that the Current Board Compensation was not commensurate with its Competitors or for the time involvement and industry risks for our directors. To attract talented individuals to join the Board, the Company believed it was in the best interest of the Company to change the Current Board Compensation. On May 27, 2022, the Board approved a new compensation program for non-employee board members. Beginning June 1, 2022, the non-employee board members will each receive the following compensation: (a) an annual cash payment of $75,000, payable quarterly in arrears (and pro-rated for partial quarterly periods), (b) in the case of the Chairman of the Board, an additional annual cash payment of $20,000, payable quarterly in arrears (and prorated for partial quarterly periods), (c) in the case of a Chairman of each subcommittee of the Board (being the Audit Committee, Nominating Committee and Compensation Committee), an additional annual cash payment of $15,000, payable quarterly in arrears (and pro-rated for partial quarterly periods), and (d) on an annual basis and at the election of the non-employee director, either: (i) restricted share units having a value of $100,000, to be priced at the market close on the day of the Company’s next annual shareholder’s meeting, such restricted stock units to vest 364 days following the date of grant, or (ii) that number of stock options equal to $100,000 divided by the value of the options at the time of grant (to be determined using the Black-Scholes pricing model) to be priced at the market close on the day of the Company’s next annual shareholder’s meeting, such stock options to vest in full on the 364th day following the date of grant (the “New Board Compensation Program”). Pursuant to the New Board Compensation Program, Messrs. Hanley, McEwan and Mahadevan each received a stock option for 123,000 shares with an exercise price of $1.06 vesting in full on December 20, 2022. These stock options will expire on May 31, 2028.
Since the Board failed to approve the Annual Stock Award for 2022, the Board retroactively approved the Annual Stock Award for Messrs. McEwan and Mahadevan and Ms. Trompeter on June 10, 2022. The awards were granted on a pro-rata basis covering the period of January 1, 2022 through May 31, 2022 (the end-date for the Current Board Compensation program) for Messrs. McEwan and Mahadevan’s awards and for Ms. Trompeter’s award, January 1, 2022 through April 4,

2022, the date Ms. Trompeter ceased to be an independent board member. The value of the Annual Stock Awards was based upon the closing price of the Company’s stock on January 3, 2022, the first business day of the year. Messrs. McEwan and Mahadevan opted to receive stock options (in lieu of restricted stock units). Each received a stock option for 6,348 shares with an exercise price of $0.90 vesting in full on December 31, 2022. The stock options expire on June 10, 2028. Ms. Trompeter received a restricted stock unit for 2,942 common shares vesting in full on December 31, 2022.
The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information known to us regarding the beneficial ownership of our common shares as of November 8, 2022 by:
•each shareholder known to us to beneficially own more than 5% of our common shares;
•each of our current directors;
•officers named in the Summary Compensation Table for fiscal 2021 in “Executive Compensation” above; and
•all our current executive officers and directors as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percent(3)
Peter Tassiopoulos	1,701,000	(4)	2.5
Kurt L. Kalbfleisch	445,574	(5)	*
Joseph L. O’Daniel	10,625		*
Timothy Hanley	123,000	(6)	*
Susan S. Harnett	—		n/a
Duncan McEwan	151,596	(6)	*
Vivekanand Mahadevan	151,185	(6)	*
Patricia Trompeter	341,922	(7)	*
All current directors and executive officers as a group (7 persons)	1,223,902	(8)	1.8
____________________
* Less than 1%
(1)Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Unless otherwise noted, the address for each beneficial owner is: c/o Sphere 3D Corp., 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3, Canada.
(2)Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants and vesting of stock awards.
(3)Calculated on the basis of 68,607,075 common shares outstanding as of November 8, 2022, provided that any additional common shares that a shareholder has the right to acquire within 60 days after November 8, 2022 are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership.
(4)These shares include the right to acquire shares upon exercise of 500 stock options.
(5)These shares include the right to acquire shares upon exercise of 45,000 stock options.
(6)These shares include the right to acquire shares upon exercise of 123,000 stock options.
(7)These shares include the right to acquire shares upon exercise of 150,000 stock options.
(8)These shares include the right to acquire shares upon exercise of 564,000 stock options beneficially owned by our current directors and executive officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date hereof, no director, executive officer, senior officer, employee, proposed director or former director, executive officer, senior officer or employee of the Company or any of its subsidiaries or any associate of any of the foregoing persons is or has been, at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Company has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Company in the aggregate amount of $7,500,000 for the year ended December 31, 2021, consisting of: (i) a primary policy of $2,500,000, having a deductible amount of $1,000,000 for each corporate reimbursement claim, for a total annual premium of $200,000 and (ii) two difference in conditions policies for a total of $5,000,000 ($2,500,000 limit each policy), for a total annual premium of $300,000 ($150,000 each policy).
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed in this Circular, the directors of the Company are not aware of any material interest, direct or indirect, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for the election as director of the Company, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting. All of the directors and officers may be awarded incentive compensation under the Company’s stock incentive plans in accordance with the terms of those plans.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below or otherwise disclosed in this Circular, neither the Company, nor any director or officer of the Company, nor any shareholder beneficially owning or exercising control over 10% or more of the voting securities, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.
OTHER MATTERS TO BE ACTED UPON
There are no other matters to be considered at the Meeting which are known to the directors or executive officers of the Company at this time. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting, and other matters which may properly come before the Meeting or any adjournment thereof.
ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov and, you may refer to our annual report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022 which includes financial information for the Company’s comparative annual financial statements and management discussion and analysis for its most recently completed financial year.
Any material change report (except confidential material change reports) filed by the Company with applicable securities commissions or similar authorities in Canada under the Company’s issuer profile on SEDAR at www.sedar.com from the date of this Circular until the date of the Meeting is also incorporated by reference herein.
You may obtain copies, without charge, of documents incorporated by reference in this Circular, by requesting them in writing at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3, Canada.

Approval by the board of directors
The Board has approved the content and delivery of this Circular.
DATED as of the 18th day of November 2022.

BY ORDER OF THE BOARD
Duncan McEwan
Chairman of the Board

APPENDIX A
BOARD MANDATE

1		General	A-3
2		Responsibilities of the Board	A-3
	2.1	Legal	A-3
	2.2	Strategy and Policy	A-3
	2.3	Accountability	A-4
	2.4	Public Relations	A-4
	2.5	Risk Management	A-5
3		Responsibilities of Directors	A-5
4		Board Composition	A-5
	4.1	Board Membership Criteria	A-5
	4.2	Director Independence	A-6
	4.3	Board Size	A-6
	4.4	Term	A-6
	4.5	Board Succession	A-6
	4.6	Service on Other Boards and Audit Committees	A-6
5		Delegation to Management	A-7
6		Chair	A-7
	6.1	Appointment	A-7
	6.2	General	A-7
	6.3	Specific Roles and Responsibilities	A-7
7		Lead Independent Director	A-8
	7.1	Appointment	A-8
	7.2	General	A-8
	7.3	Specific Roles and Responsibilities	A-8
8		Corporate Secretary	A-9
	8.1	Appointment	A-9
	8.2	General	A-9
	8.3	Specific Roles and Responsibilities	A-9
9		Board Committees	A-9
	9.1	General	A-9
	9.2	Composition	A-9
	9.3	Chair	A-10
	9.4	Mandates	A-10
10		Board and Committee Meetings	A-10
	10.1	Scheduling	A-10
	10.2	Notice	A-10
	10.3	Agenda	A-10
	10.4	Independent Director Sessions	A-11
	10.5	Distribution of Information	A-11
	10.6	Attendance and Participation	A-11

	10.7	Quorum	A-11
	10.8	Voting and Approval	A-11
	10.9	Procedures	A-11
	10.10	Corporate Secretary	A-12
	10.11	Minutes of Meetings	A-12
11		Director Compensation	A-12
12		Director Orientation and Continuing Education	A-12
13		Board Access to Management and Advisors	A-12
14		Performance Assessment of the Board and its Committees	A-13
15		Codes of Ethics	A-13
16		Indemnification and Insurance	A-13
17		Conflicts of Interest	A-13
18		Contact Board and Committees	A-14
19		Definitions	A-14

1.     General
The Board of Directors (the “Board”) of Sphere 3D Corp. (the “Corporation”) approves the overall policies for the Corporation, monitors and evaluates the Corporation’s strategic direction, and retains plenary power for those functions not specifically delegated by it to its committees or to management. Accordingly, in addition to the duties of directors of an Ontario corporation as prescribed by statute, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation’s resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporate social responsibility.
2.     Responsibilities of the Board
2.1     Legal
2.1.1     Develop and maintain an understanding of provincial and federal legislation applicable to the Corporation and its operations.
2.1.2    Review policies and procedures to confirm ethical behavior of the Corporation and its employees, and monitor compliance with applicable laws and regulations.
2.1.3    Monitor adequate implementation of systems to comply with health, safety and environmental policies and compliance with applicable laws and regulations.
2.1.4    Monitor corporate insurance requirements and ensure the Corporation is above the minimum legal standard.
2.1.5     Approve the interim financial statements, annual financial statements, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under applicable corporate and securities laws, regulations and the rules of any applicable stock exchange.
2.2     Strategy and Policy
2.2.1     Review and approve the mission of the Corporation.
2.2.2     Approve the strategy and major policy decisions set forth by management.
2.2.3     Approve the periodic capital and operating plans and monitoring corporate performance against those strategic plans.
2.2.4     Review and approve borrowing requirements and borrowing authority relating to the Corporation’s credit facilities.
2.2.5     Approve of a strategic planning process as well as a system of monitoring corporate performance against such plans.
2.2.6     Review and approve material transactions that:
2.2.6.1     are not in the ordinary course of the business,
2.2.6.2     differ significantly from the Corporation’s strategic plan,

2.2.6.3     involve an acquisition or disposition of any asset valued at more than $250,000 that is outside of the ordinary course of the Corporation’s business, unless otherwise approved by the Board in the Corporation’s annual business plan, or
2.2.6.4     enter into any related party or non-arm’s length transaction of whatever nature including without limitation any transaction with or involving the Corporation’s directors, officers, shareholders or persons related or connected to them within the meaning of Canadian tax laws, being understood that all such transactions need to be at fair market value.
2.3     Accountability
2.3.1     Ensure that it is properly informed, on a timely basis, of all important issues relating to developments involving the Corporation and its business environment.
2.3.2     Adopt and enforce good corporate governance practices and processes.
2.3.3     Assess the performance of the Board and each of its committees.
2.3.4     Assess the performance, independence and financial literacy of each of its Board members.
2.3.5     Select, appoint and evaluate the Chief Executive Officer (or President if no Chief Executive Officer is appointed) and the Chief Financial Officer and, if necessary, terminate the Chief Executive Officer, President and Chief Financial Officer.
2.3.6     Satisfy itself as to the integrity of the Chief Executive Officer, President, Chief Financial Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation.
2.3.7     Implement succession planning, including appointing, counseling and monitoring the performance of executive officers.
2.3.8     Review human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers.
2.3.9     Adopt and enforce policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting.
2.3.10    Confirm that an appropriate orientation program is developed for new directors and that continuing education opportunities are available for all directors.
2.3.11    Define the duties and limitations of authority of senior management.
2.4     Public Relations
2.4.1     Establish policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders.
2.4.2     Establish policies and procedures for the proper communication with shareholders, customers and governments.
2.4.3     Formally call meetings of shareholders and submit to the shareholders any question or matter requiring approval of the shareholders.

2.4.4     Approve the directors for nomination to be elected at shareholders’ meetings and filling a vacancy among the directors.
2.4.5     Declare dividends and establish of the dividend policy for the Corporation.
2.5     Risk Management
2.5.1     Oversee the management of risks and the implementation of internal controls.
2.5.2     With management, identify the principal risks of the Corporation’s business and the systems to be put in place to manage these risks and monitor the adequacy of such systems.
2.5.3     Establish policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and confirm that systems are in place to mitigate these risks where prudent to do so.
3.     Responsibilities of Directors
3.1     Develop and maintain a thorough understanding of the Corporation, the markets in which its business is conducted, its financial position, strategic direction and goals.
3.2     Diligently prepare for each meeting, ensuring that all distributed information is reviewed in advance of such meeting.
3.3     Actively and constructively participate in each meeting, ensuring all relevant issues are given consideration.
3.4     Acquire information and clarification from management regarding any relevant aspect of the Corporations affairs as needed.
3.5     Engage in continued directors’ education as relevant to their role as a director of the Corporation.
4.     Board Composition
4.1     Board Membership Criteria
The Nominating and Governance Committee of the Board is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the Board. The Nominating and Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation.
Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Nominating and Governance Committee and, if determined appropriate by the Nominating and Governance Committee, resign from the Board.

4.2     Director Independence
The Board believes that, except during periods of temporary vacancies, not less than half of its members should be Independent Directors.
In all cases, the determination of whether a director is independent will be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an “Independent Director” is a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment in carrying out the responsibilities of a director.
In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships and such other criteria as the Board may determine from time to time.
The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates.
Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.
4.3     Board Size
The Corporation will have a minimum of one director and a maximum of ten directors, with the number of directors from time to time within such range being fixed by resolution of the directors, provided that until otherwise so determined by resolution, the number of directors will be six (6). The Board is of the view that its current size of six (6) members is conducive to effective decision-making and committee work.
The Nominating and Governance Committee is responsible for evaluating the effectiveness of the Board size on a regular basis and reporting its analysis and recommendations to the Board.
4.4     Term
Each director is elected or appointed at the annual meeting of shareholders of the Corporation to hold office until the close of the annual meeting of shareholders next following such director’s election or appointment and until such director’s successor is elected or appointed.
4.5     Board Succession
The Nominating and Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.
4.6    Service on Other Boards and Audit Committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board.

5.     Delegation to Management
The Board has delegated financial authority to the Chief Executive Officer (or President, if no Chief Executive Officer has been appointed) (who may sub-delegate such authority to the Chief Financial Officer or such other individuals within the Corporation as appropriate that are approved in advance by the Board) for approval of expenditures, all of which must be made within the framework of the strategic plan of the Corporation approved by the Board.
6.     Chair
6.1     Appointment
The Board will elect from among its members a Chair.
6.2     General
The Chair is principally responsible for overseeing the operations and affairs of the Board.
6.3     Specific Roles and Responsibilities
6.3.1     Lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time.
6.3.2     Preside as chair at all meetings of the Board and shareholders.
6.3.3     Approve the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed).
6.3.4     Confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board.
6.3.5     Together with the Lead Independent Director (if required to be appointed), approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Governance Committee, to explore their interest in joining the Board.
6.3.6     Confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them.
6.3.7     Chair Board meetings, including providing appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded.
6.3.8     Ensure that management files and fulfills disclosure requirements to statutory authorities under applicable legislation.
6.3.9     Approve a resource allocation plan to ensure that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information.
6.3.10     Work with the Lead Independent Director (if required to be appointed), the Chair of the Nominating and Governance Committee, the Corporate Secretary, and senior officers of the Corporation to further the creation of a healthy governance culture within the Corporation.

6.3.11     Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.
6.3.12     Perform additional duties as may be requested by the Board from time to time.
7.     Lead Independent Director
g.Appointment
In each year that the elected Chair is not an Independent Director, the Board will elect from among its Independent Directors a Lead Independent Director.
7.2     General
The Lead Independent Director provides a source of Board leadership complementary to that of the Chair.
7.3     Specific Roles and Responsibilities
7.3.1     Enhancing Board Effectiveness
7.3.1.1     Work with the Chair and Corporate Secretary to ensure the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.
7.3.1.2     Review and approve that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management.
7.3.1.3     Provide input to the Chair and Corporate Secretary on the preparation of agendas for Board and committee meetings and the scheduling of Board meetings.
7.3.1.4     Work with the Chair and the Nominating and Governance Committee to ensure there is a process to implement best practices which relate to the responsibilities of the Board.
7.3.1.5     Chair Board meetings when the Chair is unavailable.
7.3.1.6     Maintain a close and collaborative relationship with the Chair.
7.3.1.7     Assist in orienting and integrating new directors to the Board.
7.3.1.8     Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.
7.3.1.9     Perform additional duties as may be requested by the Board from time to time.
7.3.2     Liaison Between Board and Management and Among Directors
7.3.2.1     In association with scheduled Board meetings, chairing meetings of Independent Directors to discuss issues relating to the Corporation’s business without the presence of management or the Chair.
7.3.2.2     Communicating with the Chair and the entire Board, as appropriate, the results of private discussions among Independent Directors or the results of meetings of the Independent Directors.

7.3.2.3     Acting as a communication channel among the directors and between directors and the Chair in respect of issues not readily or easily discussed in a formal setting.
7.3.2.4     Ensuring that the Board understands and maintains the boundaries between Board and management responsibilities.
8.     Corporate Secretary
8.1     Appointment
The Board will appoint one of its members, its senior officers or its legal counsel to act as the Corporate Secretary.
8.2     General
The Corporate Secretary is responsible for assisting the Chair and the Lead Independent Director (if required to be appointed) in managing the operations and affairs of the Board and for performing additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.
8.3     Specific Roles and Responsibilities
8.3.1     Oversee the preparation of all materials for shareholders that relate to the election of directors or the matters discussed in these guidelines.
8.3.2     Confirm that all notices and materials are delivered to shareholders and directors in a timely manner.
8.3.3     Confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded.
8.3.4     Administer the operations of the Board and its committees.
8.3.5     Monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business.
8.3.6     Perform additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.
9.     Board Committees
9.1     General
The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.
9.2     Composition
Each of the committees will be composed of at least three directors. Each of the Audit Committee, the Nominating and Governance Committee and Compensation Committee will be comprised of Independent Directors (unless otherwise required by applicable securities law). Committee members will be selected by the Board on the recommendation of the Nominating and Governance Committee and who meet the requirements with respect to independence and financial literacy, as applicable, set out in applicable securities laws.
9.3     Chair
Each of the committees are chaired by a director who is selected by the Board on the recommendation of the Nominating and Governance Committee. The chair will be responsible for determining the agenda and the frequency and conduct of meetings.
9.4     Mandates
Each committee has its own mandate that sets out its responsibilities and duties, qualifications for membership, procedures for committee member appointment and removal and reporting to the Board.
On a periodic basis (unless required annually or more frequently by applicable securities laws), each committee’s mandate is reviewed by both the committee itself and the Nominating and Governance Committee and is also reviewed and approved by the Board.
10.     Board and Committee Meetings
10.1     Scheduling
Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. Any director or the Chief Executive Officer may call a Board meeting.
Each committee meets as often as it determines necessary to fulfill its responsibilities. A meeting of any committee may be called by the chair of such committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Lead Independent Director (if required to be appointed), or any two committee members.
Board meetings are held at a location determined by the Chair on the advice of the Lead Independent Director (if required to be appointed) and meetings of each committee are held at a location determined by the chair of such committee.
10.2     Notice
Notice of the time and place of each meeting of the Board or any committee must be given to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed; or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.
Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.
10.3     Agenda
In consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed), the Chair establishes the agenda for each Board meeting. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
In consultation with the Corporate Secretary, the Lead Independent Director (if required to be appointed), and the Chief Executive Officer (or President if no Chief Executive Officer has been appointed), committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.
The Corporate Secretary distributes an agenda and meeting material in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.
10.4     Independent Director Sessions
Independent Directors shall periodically meet separately without management present. The Lead Independent Director (if required to be appointed) informs management of the substance of these meetings to the extent that action is required by them.
10.5     Distribution of Information
The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.
10.6     Attendance and Participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.
10.7     Quorum
A quorum for any Board meeting is a majority of directors.
A quorum for any committee meeting is a majority of its members.
10.8     Voting and Approval
At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote and the motion fails.
10.9     Procedures
The Chair determines procedures for Board meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.
The chair of the committee determines procedures for committee meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

10.10     Corporate Secretary
Unless otherwise determined by the Board, the Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, the Board or a committee may appoint any other person to act as secretary.
10.11     Minutes of Meetings
Unless otherwise determined by the Board, the Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.
11.     Director Compensation
The Board believes that compensation for directors should be commensurate with the compensation paid to directors of comparable companies.
Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.
During the early stage of development of the Corporation, compensation for serving on the Board and its various subcommittees (including the Audit Committee and the Nominating and Governance Committee), as well as Chair of the Board (if the Chair is a non-employee) and any subcommittee thereof, and any meeting fees relating thereto shall be paid to outside directors by way of grant of options.
The Board may amend such compensation arrangements from time to time upon recommendation by the Chair of the Nominating and Governance Committee and approval of the Board, consistent with industry practice.
Directors are reimbursed by the Corporation for reasonable travel expenses (outside of the Greater Toronto Area) that are incurred in connection with their duties as directors.
12.     Director Orientation and Continuing Education
New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Lead Independent Director (if required to be appointed), Chief Executive Officer, President, and Chief Financial Officer.
The Nominating and Governance Committee is responsible for reasonably confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.
13.    Board Access to Management and Advisors
Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other persons to attend any of their meetings.
The Board and any of its committees may reasonably retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms.
Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Governance Committee.

14.     Performance Assessment of the Board and its Committees
The Nominating and Governance Committee should annually review the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.
In addition, the Nominating and Governance Committee should annually review the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.
The Nominating and Governance Committee should evaluate individual directors to assess their suitability for nomination for re-election.
15.     Codes of Ethics
The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.
The Board should adopt and approve a Code of Business Conduct and Ethics for employees (the “Code”) which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from retaliation, such as discharge, demotion, suspension, threats, harassment or discrimination.
The Board should also adopt and approve a Code of Ethics for directors that set out the ethical standards that apply to directors in the exercise of their duties.
Both codes should be available in print to any shareholder who requests a copy.
16.     Indemnification and Insurance
In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.
The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.
17.     Conflicts of Interest
Each director is required to inform the Nominating and Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so in accordance with applicable law.

18.     Contact Board and Committees
The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:
Board of Directors of Sphere 3D Corp.
c/o Corporate Secretary
Sphere 3D Corp.
895 Don Mills Road, Building 2, Suite 900
Toronto, Ontario, Canada M3C 1W3
19.     Definitions
Legal terms used in this Mandate have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.
“financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Independent Director” means a director who has no direct or indirect material relationship with the Corporation. For this purpose, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment in carrying out the responsibilities of a director. Despite the foregoing, the following individuals are considered to have a material relationship with the Corporation:
•An individual who is, or has been, an employee or executive officer of the Corporation, unless three years have elapsed since the end of the service or employment.
•An individual whose immediate family member is, or has been, an executive officer of the Corporation unless three years have elapsed since the end of the service or employment.
•An individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended.
•An individual whose immediate family member is, or has been, an affiliated entity of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended.
•An individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation’s current executive officers serve on the entity’s compensation committee unless three years have elapsed since the end of the service or employment.

•An individual who:
•has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or
•receives, or whose immediate family member employed as an executive officer of the Corporation receives, more than $75,000 in any twelve consecutive month-period in compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee or as benefits under a tax-qualified retirement plan or non-discretionary compensation, unless three years have elapsed since he or she ceased to receive more than $75,000 of compensation in a twelve-month period.
•An individual who is an affiliated entity of the Corporation or any of its subsidiary entities.